EXHIBIT 99.1

Excess Wind Power Turned Into Gas in Denmark Using Hydrogenics Technology

MISSISSAUGA, Ontario, Feb. 18, 2014 (GLOBE NEWSWIRE) -- Hydrogenics Corporation (Nasdaq:HYGS) (TSX:HYG), a leading developer and manufacturer of hydrogen generation and hydrogen-based power modules, today announced that it will be a participating partner of the Power-to-Gas Biological Catalysis ("BioCat") Project in Denmark. The "BioCat" installation will use hydrogen made from excess wind power to convert biogas from sewage sludge into cleaner methane gas. This new Danish energy project will illustrate how future energy systems can be better integrated.

The "BioCat" project has received 27.6 million DKK (€3.7 million) in funding from the Danish research pool ForskEL. The consortium is led by Electrochaea, a developer of methanation technologies for Power-to-Gas applications, and the Danish transmission system operator for power and gas, Energinet. Other partners in the BioCat consortium include Hydrogenics, Audi, NEAS Energy, HMN Gashandal, Spildevandscenter Avedore, and Insero Business Services.

For this project, Hydrogenics will install a 1 MW water electrolysis plant in Spildevandscenter Avedøre, one of the largest wastewater treatment facilities in Denmark. The site will use surplus electricity from the grid to produce hydrogen using Hydrogenics' electrolyzer, and the hydrogen will then be combined with carbon dioxide from raw biogas and fed into a separate bioreactor – in which microorganisms will perform a catalytic reaction to produce pipeline-grade renewable methane. The facility will be operated in different modes to demonstrate its ability to produce methane under dynamic operations, including while providing ancillary services to the electricity grid. The product gas will be injected into a nearby gas distribution system, and the by-products – oxygen and heat – will be recycled onsite in the wastewater treatment process. The biomethanation technology was developed by Electrochaea.

The 1 MW electrolyzer from Hydrogenics will contribute to electricity balancing through the services of NEAS Energy, thus ensuring optimal use of available wind power and demonstrating the full potential of electrolysis for grid management and regulation. The upgraded methane will be supplied to the local gas distribution system and traded by HMN Gashandel, a Danish energy service and gas distribution company managing gas grids, biogas upgrading plants, and grid injection facilities.

Ole Albaek Pedersen, CEO of HMN Gashandel, said, "We are pleased to be part of a project that combines hydrogen from excess wind and excess CO2 from biogas, thus offering more green gas to its consumers. We believe that the way forward will be to exploit the various systems' strengths, including natural gas' large existing flexibility and capacity that has already been paid for.; While the electricity grid needs to be made smart, gas is born smart."

"We finally made the link between Denmark's abundant wind energy and the production of environmentally friendly gas for the Danish people. Integrated planning is an essential piece when we have to divert energy systems and phase out coal, oil and natural gas in the long term," says Kim Behnke, Research and Environmental Manager at Energinet.dk.

Filip Smeets, General Manager for Hydrogenics Europe, N.V., added, "We are very proud to be part of such a strong consortium that represents the full value chain of a Power-to-Gas applications. Denmark is a global leader in sustainable energy policy development, and our company is thrilled to find itself in a pivotal technology role. Our team is ready to bring a new generation of our water electrolysis technology into this leading edge biomethanation project."

A chart accompanying this release is available at http://media.globenewswire.com/cache/13854/file/24703.pdf

About Hydrogenics

Hydrogenics Corporation (www.hydrogenics.com) is a globally recognized developer and provider of hydrogen generation and fuel cell products and services, serving the growing industrial and clean energy markets of today and tomorrow. Based in Mississauga, Ontario, Canada, Hydrogenics has operations in North America and Europe.

Forward-looking Statements

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995, and under applicable Canadian securities law. These statements are based on management's current expectations and actual results may differ from these forward-looking statements due to numerous factors, including: our inability to increase our revenues or raise additional funding to continue operations, execute our business plan, or to grow our business; inability to address a slow return to economic growth, and its impact on our business, results of operations and consolidated financial condition; our limited operating history; inability to implement our business strategy; fluctuations in our quarterly results; failure to maintain our customer base that generates the majority of our revenues; currency fluctuations; failure to maintain sufficient insurance coverage; changes in value of our goodwill; failure of a significant market to develop for our products; failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations; failure of uniform codes and standards for hydrogen fuelled vehicles and related infrastructure to develop; liability for environmental damages resulting from our research, development or manufacturing operations; failure to compete with other developers and manufacturers of products in our industry; failure to compete with developers and manufacturers of traditional and alternative technologies; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties; inability to obtain sufficient materials and components for our products from suppliers; failure to manage expansion of our operations; failure to manage foreign sales and operations; failure to recruit, train and retain key management personnel; inability to integrate acquisitions; failure to develop adequate manufacturing processes and capabilities; failure to complete the development of commercially viable products; failure to produce cost-competitive products; failure or delay in field testing of our products; failure to produce products free of defects or errors; inability to adapt to technological advances or new codes and standards; failure to protect our intellectual property; our involvement in intellectual property litigation; exposure to product liability claims; failure to meet rules regarding passive foreign investment companies; actions of our significant and principal shareholders; dilution as a result of significant issuances of our common shares and preferred shares; inability of US investors to enforce US civil liability judgments against us; volatility of our common share price; and dilution as a result of the exercise of options; and failure to meet continued listing requirements of Nasdaq. Readers should not place undue reliance on Hydrogenics' forward-looking statements. Investors are encouraged to review the section captioned "Risk Factors" in Hydrogenics' regulatory filings with the Canadian securities regulatory authorities and the US Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics' future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release, unless otherwise required by law. The forward-looking statements contained in this release are expressly qualified by this.

CONTACT: Bob Motz, Chief Financial Officer
         Hydrogenics Corporation
         (905) 361-3660
         investors@hydrogenics.com

         Chris Witty
         Hydrogenics Investor Relations
         (646) 438-9385
         cwitty@darrowir.com